PAGE 1 of 6 PAGES



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G



            Under the Securities Exchange Act of 1934
                      (Amendment No.   1  )



               OPTOMEDIC MEDICAL TECHNOLOGIES LTD.
                         (Name of Issuer)

        ORDINARY SHARES, nominal value NIS 0.01 per share
                  (Title of Class of Securities)

                            M75257101
                          (CUSIP Number)

                        NOVEMBER 30, 1998
     (Date of Event which requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ]Rule 13d-1(b)
     [   ]Rule 13d-1(c)
     [   ]Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. M75257101        SCHEDULE 13G         PAGE 2 of 6 PAGES


1)   NAME AND S.S. or I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

          M.H. MEYERSON & CO., INC.  IRS NO. 13-1924455

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          NOT APPLICABLE                     (a) [ ]

                                             (b) [ ]
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     (5)  SOLE VOTING POWER

               257,943 shares

     (6)  SHARED VOTING POWER

               NONE

     (7)  SOLE DISPOSITIVE POWER

               257,943 shares [See Note I on Page 3]

     (8)  SHARED DISPOSITIVE POWER

               NONE

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               257,943 shares [See Note I on Page 3]

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES
                        NOT APPLICABLE              [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               5.6 PERCENT

12   TYPE OF REPORTING PERSON

               BD

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CUSIP NO. M75257101        SCHEDULE 13G         PAGE 3 of 6 PAGES













NOTE I Consists of a long position of 257,943 Ordinary Shares. Does not include 5,406 Warrants to purchase 5,406 Ordinary Shares, which Warrants are exercisable on and after June 9, 1999, and does not include Underwriter's Purchase Options to purchase 205,000 Ordinary Shares and/or 100,000 Warrants to purchase 100,000 Ordinary Shares, which Underwriter's Purchase Options are exercisable on and after June 9, 1999.

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CUSIP NO. M75257101        SCHEDULE 13G         PAGE 4 of 6 PAGES


Item 1(a) Name of Issuer:

               OPTOMEDIC MEDICAL TECHNOLOGIES LTD.

Item 1(b) Address of Issuer's Principal Executive Offices:

               Yoni Netanyahu 3-B,
               Or-Yehuda 60376, ISRAEL

Item 2(a) Name of Person Filing:

               M.H. MEYERSON & CO., INC.

Item 2(b) Address of Principal Business Office:

               525 Washington Blvd. - 34th Floor
               Jersey City, NJ 07310

Item 2(c) Citizenship:

               New Jersey Corporation

Item 2(d) Title of Class of Securities:

               ORDINARY SHARES, nominal value NIS 0.01 per share

Item 2(e) CUSIP Number:

               M75257101

Item 3    Type of Person:

               (a) Broker/Dealer registered under Section 15 of the Act

Item 4    Ownership (at November 30, 1998):

          (a)  Amount Beneficially Owned:

                    257,943 shares [See Note I on Page 3]

          (b)  Percent of Class:

                    5.6 PERCENT



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CUSIP NO. M75257101        SCHEDULE 13G         PAGE 5 of 6 PAGES



          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or direct the vote:

                         257,943 shares


               (ii) Shared power to vote or direct the vote:

                         None

               (iii)Sole power to dispose or direct the
                    disposition of:

                         257,943 shares [See Note I on Page 3]

               (iv) Shared power to dispose or direct the
                    disposition of:

                         None

Item 5    Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:

               Not Applicable

Item 8    Identification and Classification of Members of the
          Group:

               Not Applicable

Item 9    Notice of Dissolution of the Group:

               Not Applicable

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CUSIP NO. M75257101        SCHEDULE 13G         PAGE 6 of 6 PAGES





Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 9, 1998.


                                   M.H. MEYERSON & CO., INC.





                              BY:   /s/ Michael Silvestri
                                   Michael Silvestri, President